

★ JUNO JO ★ 조주노 ★ · 2nd

Product Designer | UX/UI Designer | Entrepreneur

Miami, Florida, United States · 500+ connections · **Contact info**

 **DOJO+**

 **FGV - Fundação Get Vargas**

Experience



Founder & CEO
DOJO+ · Full-time
Feb 2015 – Present · 6 yrs 1 mo
Miami, Florida, United States



UX/UI Design Instructor
Ironhack · Part-time
Feb 2019 – Present · 2 yrs 1 mo
Miami, Florida, United States



Head Of User Experience
Esc Design · Self-employed
Feb 2016 – Present · 5 yrs 1 mo
Miami, Florida, United States



Community Organizer Miami
Product School
Jan 2019 – Sep 2019 · 9 mos
Miami/Fort Lauderdale Area

As an Organizer for Miami, I help connect passionate product people with expert product people and innovative businesses. I am responsible for all logistics of organizing events in Miami: securing speakers, venues and hosting and community development across multiple platforms.

...see mor



UX/UI Designer

Scala Pro™

May 2019 – Jul 2019 · 3 mos

Miami

UX/UI Designer (Contractor)

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Education



FGV - Fundação Getulio Vargas

Product and Brand Management



Universidade Anhembi Morumbi

Business Management, Strategic Marketing Management, Digital Marketing

Colégio Anglo

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